UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33497

Amicus Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

47 Hulfish Street,
Princeton, NJ 08542

(609) 662-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  One (1)

(1)
Effective April 27, 2026, pursuant to and in accordance with the Agreement and Plan of Merger, dated as of December 19, 2025, by and among the Registrant, BioMarin Pharmaceutical Inc. (“BioMarin”) and Lynx Merger Sub 1, Inc., a wholly owned subsidiary of BioMarin (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant surviving such merger as a wholly owned subsidiary of BioMarin.

Pursuant to the requirements of the Securities Exchange Act of 1934, Amicus Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 7, 2026	AMICUS THERAPEUTICS, INC.

	By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	President